UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding




Pearson plc - Notification of Directors' Interests


Pearson operates the Annual Bonus Share Matching Plan (the "Plan") whereby executive directors and certain senior executives are able to elect to invest their annual bonus in ordinary shares of the Company ("Shares"). The participant is then entitled to receive, after tax thereon, one additional Share free of charge for every Share left in trust for five years (or half that number of additional Shares after three years). Entitlement to the additional Shares is dependent on Pearson satisfying a corporate performance target and will normally be lost if the participant leaves Pearson's employment.


The directors named below have informed the Company on 22 May 2007 that they have purchased Shares in order to participate in the Plan in respect of their annual bonus for 2006.



Director       Shares         Purchase          Resultant          Percentage
               Purchased      Price               Holding             Holding


R A Freestone  2,777          GBP8.99               4,909            0.00061%

M M Scardino   35,569         GBP8.99             252,341            0.03127%




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 23 May, 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary